Exhibit 99.2

Anfield Energy Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Anfield Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Anfield Energy Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DMCL LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2008

Vancouver, Canada (PCAOB ID 1173)

March 31, 2026

Anfield Energy Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	December 31, 2025	December 31, 2024

Assets
Current Assets
Cash		$3,349,977	$1,350,411
Receivables		57,672	49,685
Prepaids and deposits	4, 9	1,447,634	1,035,439
Marketable securities	5	19,884	34,563
Deferred financing costs		619,762	—
		5,494,929	2,470,098
Non-current Assets
Insurance premium	7	424,083	372,736
Reclamation bonds	6,7	16,725,199	16,087,691
Deposits on equipment	4	1,645,476	—
Property and equipment	6	21,814,880	22,438,706
Exploration and evaluation assets	7	37,980,680	38,639,788
		78,590,318	77,538,921
Total Assets		$84,085,247	$80,009,019

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	$1,242,676	$1,651,411
Due to related parties	9	278,502	223,489
Loans payable	11	—	5,899,864
		1,521,178	7,774,764
Long-term Liabilities
Asset retirement obligations	10	23,619,386	23,975,931
Loans payable	11	12,151,389	3,383,929
Total Liabilities		37,291,953	35,134,624

Equity
Share capital	12	$130,440,944	$110,528,937
Equity reserve	12	14,840	—
Stock option reserve	12	9,360,839	6,991,160
Warrant reserve	12	7,605,901	7,411,788
Foreign exchange reserve	12	2,725,132	4,487,177
Deficit		(103,354,362)	(84,544,667)
Total Equity		46,793,294	44,874,395
Total Equity and Liabilities		$84,085,247	$80,009,019

Subsequent events (Note 19)

Approved and authorized on March 31, 2026, on behalf of the Board of Directors:

“Corey Dias”	“Laara Shaffer”
Chief Executive Officer	Director

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		For the year ended December 31,
	Notes	2025	2024
Expenses
Consulting	9	$2,534,539	$2,517,149
Depreciation	6	9,129	3,877
Director’s fees and audit committee	9	230,000	—
Exploration and evaluation expenditures	7,9	7,886,388	5,275,278
General and administrative	9	347,925	572,682
Indemnification support fee		333,361	—
Insurance		139,668	52,908
Listing expense		481,011	—
Loss (gain) on foreign exchange		632,287	(620,196)
Payroll expense		166,604	—
Professional fees	9	1,020,860	1,738,107
Shareholder communications		127,211	195,943
Share-based compensation	9,12	3,297,085	—
Transfer agent and filing fees		289,611	77,080
Total expenses		17,495,679	9,812,828

Net loss before other items		(17,495,679)	(9,812,828)

Other items
Accretion expense of discount and interest expense on loans payable	11	(1,823,393)	(861,123)
Accretion expense for asset retirement obligations	10	(1,066,100)	(920,583)
Impairment of exploration and evaluation assets		—	(378,605)
Interest income		670,855	513,693
Other income		6,209	24,670
Unrealized loss on marketable securities	5	(14,153)	(10,943)
Write-off of accounts payable		—	67
Net loss		(19,722,261)	(11,445,652)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss:
Exchange differences on translating foreign operations		(1,762,045)	3,373,293
Total comprehensive loss		$(21,484,306)	$(8,072,359)

Loss per share - basic and diluted		$(1.28)	$(0.84)
Weighted average shares outstanding - basic and diluted		15,445,392	13,592,933

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Number of shares	Amount	Equity reserve	Stock option reserve	Warrant reserve	Foreign exchange reserve	Deficit	Total equity
Balance, December 31, 2023	13,261,316	$107,194,133	$—	$7,443,544	$7,396,640	$1,113,884	$(73,551,399)	$49,596,802
Shares issued for exploration and evaluation assets	200,000	1,050,000	—	—	—	—	—	1,050,000
Shares issued upon exercise of warrants	328,412	2,261,898	—	—	(234,961)	—	—	2,026,937
Warrants issued upon modification of credit facility	—	—	—	—	250,109	—	—	250,109
Refund of share issuance costs related to private placement in prior fiscal year	—	22,906	—	—	—	—	—	22,906
Stock options expired unexercised	—	—	—	(452,384)	—	—	452,384	—
Comprehensive loss for the year	—	—	—	—	—	3,373,293	(11,445,652)	(8,072,359)
Balance, December 31, 2024	13,789,728	$110,528,937	$—	$6,991,160	$7,411,788	$4,487,177	$(84,544,667)	$44,874,395
Shares issued for cash	1,428,571	15,000,000	—	—	—	—	—	15,000,000
Shares issued for exploration and evaluation assets	169,726	763,768	—	—	—	—	—	763,768
Shares issued upon exercise of warrants	554,798	4,148,239	—	—	(338,854)	—	—	3,809,385
Warrants issued for Credit Facility	—	—	—	—	532,967	—	—	532,967
Stock options expired unexercised or cancelled	—	—	—	(912,566)	—	—	912,566	—
Share-based compensation	—	—	14,840	3,282,245	—	—	—	3,297,085
Comprehensive loss for the year	—	—	—	—	—	(1,762,045)	(19,722,261)	(21,484,306)
Balance, December 31, 2025	15,942,823	$130,440,944	$14,840	$9,360,839	$7,605,901	$2,725,132	$(103,354,362)	$46,793,294

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended December 31,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(19,722,261)	$(11,445,652)
Adjustments for non-cash items:
Accretion of asset retirement obligations	1,066,100	920,583
Accretion of discount and interest expense on loan payable	1,777,174	861,123
Depreciation	9,129	3,877
Foreign exchange	(1,056,653)	(1,173,049)
Impairment of exploration and evaluation assets	—	378,605
Share-based compensation	3,297,085	—
Unrealized loss on marketable securities	14,153	10,943
Write-off of accounts payable	—	(67)

Changes in non-cash working capital:
Receivables	(7,987)	(6,197)
Prepaids and deposits	(463,542)	518,843
Accounts payable and accrued liabilities	663,336	1,701,743
Due to related parties	55,013	122,048
Net cash flows used in operating activities	(14,368,453)	(8,107,200)

Cash Flows from Investing Activities
Acquisition of exploration and evaluation assets	(568,136)	(136,633)
Investment income from reclamation bond reinvested	(658,177)	—
Purchase of property and equipment	(600,253)	—
Reclamation deposit	(747,784)	(801,744)
Security deposits paid for property and equipment	(1,645,476)	—
Net cash flows used in investing activities	(4,219,826)	(938,377)

Cash Flows from Financing Activities
Proceeds from share issuances	15,000,000	—
Proceeds from exercise of warrants	3,809,385	2,026,937
Deferred financing costs	(272,226)	—
Refund of share issuance costs	—	22,906
Repayment of loan payable and interest	(6,161,721)	—
Proceeds from loan payable, net	8,212,407	5,899,864
Proceeds from related party loan payable	—	1,485,000
Repayment of related party loan payable	—	(1,650,000)
Net cash flows from financing activities	20,587,845	7,784,707

Increase (decrease) in cash	1,999,566	(1,260,870)
Cash, beginning	1,350,411	2,611,281
Cash, ending	$3,349,977	$1,350,411

Non-cash Investing and Financing Activities:
Deferred financing costs included in accounts payable	$347,536	$—
Fair value of warrants reclassified to share capital upon exercise	$338,854	$—
Fair value of warrants issued for Credit Facility	$532,967	$—
Fair value of warrants issued upon modification of Credit Facility	$—	$250,109
Stock options expired unexercised or cancelled	$912,566	$—
Shares issued for exploration and evaluation assets	$763,768	$1,050,000

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

1.	Nature of Operations

Anfield Energy Inc. (the “Company”) is a publicly listed company incorporated in British Columbia on July 12, 1989. The Company’s shares are listed on the TSX Venture Exchange (“TSX.V”) under the symbol “AEC”, the Nasdaq Capital Market LLC (“NASDAQ”) under the symbol “AEC”, and the Frankfurt Stock Exchange under the symbol “OAD”. On September 16, 2022, 1,666,667 warrants of the Company commenced trading on TSX.V under the symbol “AEC.WT”. On September 18, 2025, the Company’s shares began trading on NASDAQ and ceased trading on the OTCQB Marketplace under the symbol “ANLDF”. The Company is engaged in mineral development and production. The Company’s head office and its registered and records offices are located at Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6.

Effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis. The share and per share figures in these consolidated financial statements have been retroactively adjusted to reflect this share consolidation.

2.	Material Accounting Policy Information and Basis of Presentation

a)	Basis of Preparation and Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company have been prepared on an accrual basis are based on historical costs except for financial instruments as discussed below. The consolidated financial statements are presented in Canadian dollars, which is the parent’s functional currency.

The policies set out below were consistently applied to all periods presented unless otherwise noted below. These consolidated financial statements have been prepared on a historical cost basis except for financial instruments carried at fair value.

b)	Basis of consolidation

These consolidated financial statements comprise the accounts of the Company and its wholly-owned subsidiaries incorporated in the United States which include Anfield Resources Holding Corp. (‘ARHC”), ARH Wyoming Corp. (“ARHW”), Highbury Resources Inc. (“HRI”), Anfield Precious Metals Inc. (“APMI”), Anfield Energy US Corp (“AEUC”), and Neutron Energy, Inc. (“NEI”). All intercompany transactions, balances, income and expenses are eliminated on consolidation. Equinox Exploration Holding Corp. was dissolved in the fiscal year ended December 31, 2024.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

c)	Significant Management Judgement and Estimates in Applying Accounting Policies

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of property and equipment and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, purchase price allocation and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

●	Whether there are indicators of impairment or impairment reversal of the Company’s property and equipment and exploration and evaluation assets; and
●	The determination of future unfulfilled conditions or other contingencies which may result in a liability.
●	Depreciation of property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment.

d)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, highly liquid investments that are readily convertible into known amount of cash and which are subject to insignificant risk of changes in value. Cash and cash equivalents have a term to maturity of three months or less from the date of acquisition.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

e)	Financial Instruments

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Financial assets/liabilities	Classification
Cash	FVTPL
Marketable securities	FVTPL
Reclamation bonds	Amortized cost
Accounts payable	Amortized cost
Due to related parties	Amortized cost
Loans payable	Amortized cost

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive income (loss) in the period in which they arise.

(iii)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are generally recognized in profit or loss.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

f)	Share-based Payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. For granting of restricted share units (“RSUs”) , the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the RSUs are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. RSUs settled in common shares are measured at the fair value of awards on the grant date using the grant date closing price, are amortized over the vesting period and are included in share-based payments with a corresponding increase in equity reserves. Amounts recorded for forfeited unvested RSUs are reversed in the period the forfeiture occurs.

g)	Property and Equipment

Property and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive income (loss) during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

The Company’s property and equipment consists of vehicles, storage equipment, and the Shootaring Mill. Depreciation of the vehicles is calculated on a straight-line method to charge the cost, less residual value, over the estimated useful life of 5 to 10 years. Depreciation of the storage equipment is calculated on a straight-line method to charge the cost, less residual value, over the estimated useful life of 10 to 20 years. Certain items of property, plant and equipment including the Shootaring Mill and its related assets are amortized over the estimated life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the indicated resources. As at December 31, 2025, the Shootaring Mill is not yet in operation.

h)	Evaluation and Exploration Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the direct costs related to the acquisition of exploration and evaluation assets. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

h)	Evaluation and Exploration Assets (continued)

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Acquisition costs, which include asset retirement obligations assumed on acquisition, are capitalized. Exploration and evaluation expenditures, other than acquisition costs, incurred prior to the establishment of technical feasibility and commercial viability of extracting mineral resources and a decision to proceed with development are charged to operations as incurred.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

●	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

i)	Impairment of Non-Financial Assets

The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive income (loss).

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

j)	Foreign Currency Translation

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of ARHC, ARHW, HRI, APMI, NEI, and AEUC is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive income (loss) in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Foreign operations

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

-	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and
-	income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are recognized in other comprehensive income and recorded in the Company’s foreign currency translation reserve in equity. These differences are recognized in the profit or loss in the period in which the operation is disposed.

k)	Restoration and Environmental Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material Accounting Policy Information and Basis of Preparation (continued)

k)	Restoration and Environmental Obligations (continued)

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred.

l)	Income (Loss) Per Share

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of outstanding shares issued during the reporting period. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In a loss reporting period, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be antidilutive.

m)	Accounting standards

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

On April 9, 2024, the IASB issued IFRS 18, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact to the financial statements.

3.	Proposed Acquisition

On December 12, 2025, the Company entered into a stock purchase agreement with the Chief Operating Officer (“COO”) of the Company to acquire BRS Inc. (“BRS”), a company controlled by the COO. In consideration of the acquisition of BRS, the Company is required to complete a series of cash payments to the COO totaling US$5,000,000. On closing, the Company will pay the COO US$1,500,000, with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of the closing. Completion of the acquisition was subject to a number of conditions, including receipt of any required regulatory approvals and satisfaction of customary closing deliverables (Note 19).

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

4.	Prepaids and Deposits & Deposits on Equipment

	December 31, 2025	December 31, 2024
Prepaid exploration and evaluation expenditures	$1,197,155	$966,833
Prepaid consulting fees	192,473	—
Other prepaid expenses	58,006	68,606
	$1,447,634	$1,035,439

During the year ended December 31, 2025, the Company paid deposits on equipment of $1,645,476 (US$1,199,904) for the purchase of exploration and evaluation equipment. As of December 31, 2025, the equipment has not been delivered, and the deposit is included in deposits on equipment.

5.	Marketable Securities

Marketable securities consist of 100,000 shares of American Uranium Limited (“AMU”) (formerly GTI Resources Limited (“GTRIF”)), an Australian company listed on the Australian Securities Exchange and OTC Markets in the United States. During the year ended December 31, 2025, AMU completed a 1-for-40 share consolidation reducing the number of AMU shares held by the Company from 4,000,000 pre-consolidated shares to 100,000 post-consolidated shares.

	December 31, 2024 fair value	Unrealized loss	Foreign exchange translation	December 31, 2025 fair value
American Uranium Limited (previously GTI Resources Limited)	$34,563	$(14,153)	$(526)	$19,884
	$34,563	$(14,153)	$(526)	$19,884

	December 31, 2023 fair value	Unrealized loss	Foreign exchange translation	December 31, 2024 fair value
American Uranium Limited (previously GTI Resources Limited)	$42,443	$(10,943)	$3,063	$34,563
	$42,443	$(10,943)	$3,063	$34,563

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

6.	Property and Equipment

	Vehicles	Storage	Shootaring Mill	Total
Cost
Balance, December 31, 2023	$26,262	$—	$21,986,159	$22,012,421
Change in ARO estimates	—	—	(1,453,888)	(1,453,888)
Foreign exchange translation	2,253	—	1,886,067	1,888,320
Balance, December 31, 2024	28,515	—	22,418,338	22,446,853
Additions	289,522	310,731	—	600,253
Change in ARO estimates	—	—	(134,751)	(134,751)
Foreign exchange translation	(3,931)	(5,952)	(1,070,846)	(1,080,729)
Balance, December 31, 2025	$314,106	$304,779	$21,212,741	$21,831,626

Depreciation
Balance, December 31, 2023	$3,752	$—	$—	$3,752
Depreciation	3,877	—	—	3,877
Foreign exchange translation	518	—	—	518
Balance, December 31, 2024	8,147	—	—	8,147
Depreciation	7,153	1,976	—	9,129
Foreign exchange translation	(504)	(26)	—	(530)
Balance, December 31, 2025	$14,796	$1,950	$—	$16,746

Carrying amounts

Balance, December 31, 2024	$20,368	$—	$22,418,338	$22,438,706

Balance, December 31, 2025	$299,310	$302,829	$21,212,741	$21,814,880

Reclamation Bonds

The Company is required to hold replacement bonds to meet reclamation requirements in connection with the Shootaring Mill.

On February 20, 2025, the Company entered into an Indemnification Support Agreement with Uranium Energy Corp. (“UEC”) whereby UEC will provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agrees to pay to UEC a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate (“SOFR”) as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee shall be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to grant UEC the right (the “Pre-Emptive Rights”), to subscribe for and to be issued up to such number of the Company’s common shares that will allow UEC to maintain its percentage ownership interest in the Company.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

6.	Property and Equipment (continued)

During the year ended December 31, 2025, the Company recorded a bond premium of US$479,952 (2024 - US$470,857) as insurance, which would create an obligation for the surety company to cover the difference between the bond requirement and the cash collateral. The bond premium is amortized over one year. During the year ended December 31, 2025, the Company recorded $703,839 (2024 - $567,670) as insurance expense which was included in the exploration and evaluation expenditures. At December 31, 2025, $424,083 (2024 - $372,736) was recorded in prepaid insurance premium for the reclamation bond requirements.

At December 31, 2025, the Company recorded the cash collateral of US$12,154,840 ($16,668,418) (2024 - US$11,129,593 ($16,028,060)) as a reclamation bond.

7.	Exploration and Evaluation Assets

As at December 31, 2025, the Company held interests in uranium exploration properties in Utah, Arizona and New Mexico (“Uranium Properties”); uranium/vanadium properties in Colorado (Highbury and Slick Rock Project) and in Arizona (Artillery Project); and a gold project in Arizona also known as Newsboy Project.

A continuity of exploration and evaluation assets is as follows:

			Arizona Properties
	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Balance, December 31, 2023	$15,828,599	$11,781,063	$2,405,698	$4,434,198	$34,449,558
Acquisitions cost	1,163,334	136,633	—	—	1,299,967
Change in ARO estimates	—	232,329	—	—	232,329
Foreign exchange	1,451,013	1,018,010	206,371	361,145	3,036,539
Impairment	—	—	—	(378,605)	(378,605)
Balance, December 31, 2024	$18,442,946	$13,168,035	$2,612,069	$4,416,738	$38,639,788
Acquisition costs	—	1,331,904	—	—	1,331,904
Change in ARO estimates	—	(122,502)	—	—	(122,502)
Foreign exchange	(880,955)	(651,813)	(124,770)	(210,972)	(1,868,510)
Balance, December 31, 2025	$17,561,991	$13,725,624	$2,487,299	$4,205,766	$37,980,680

The following exploration and evaluation expenditures were included in comprehensive loss for the years ended December 31, 2025 and 2024 are as follows:

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$1,004,570	$1,484,649	$—	$—	$2,489,219
Sundry field	339,436	137,523	—	—	476,959
Sampling, assaying, geophysics	246,298	74,102	—	—	320,400
License, filing and insurance	1,898,866	555,448	37,739	—	2,492,053
Lease and royalty	696,738	567,673	—	—	1,264,411
Property tax	58,550	44,253	—	—	102,803
Drilling	90,970	285,769	—	—	376,739
Salaries, wages and related expense	50,473	197,139	—	—	247,612
Reclamation	—	116,192	—	—	116,192
Total for the year ended December 31, 2025	$4,385,901	$3,462,748	$37,739	$—	$7,886,388

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (Continued)

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$357,528	$815,011	$—	$—	$1,172,539
Sundry field	102,537	7,391	—	—	109,928
Sampling, assaying, geophysics	173,935	2,962	—	—	176,897
License, filing and insurance	1,561,462	126,270	32,727	55,710	1,776,169
Lease and royalty	462,489	560,000	—	—	1,022,489
Drilling	—	691,309	—	—	691,309
Property tax	59,190	41,149	—	—	100,339
Termination of acquisition agreement	225,608	—	—	—	225,608
Total for the year ended December 31, 2024	$2,942,749	$2,244,092	$32,727	$55,710	$5,275,278

Uranium Properties

The Uranium Properties consist of the Shootaring Mill Project, Marysvale Uranium Project, Marquez-Juan Tafoya Uranium Project, and other Utah Properties.

Other Utah Properties

On June 11, 2024, the Company entered into a Uranium Mining Lease Agreement with Wayne Minerals Inc. to obtain mining rights on 127 unpatented mining claims in California and Utah for 5 years. The Company agreed to pay an annual lease payment of US$100,000. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on May 30, 2029 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

On August 1, 2025, the Company entered into a Uranium Mining Lease Agreement with ACCO Exploration LLC to obtain mining rights on 95 unpatented mining claims in Arizona for 5 years. The Company agreed to pay an annual lease payment of US$100,000 for the first year, US$150,000 for the second to fourth year and US$200,000 for the fifth year. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on August 28, 2030 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Colorado Properties

The Colorado Properties consist of the Highbury Project, Slick Rock Project and Golden Eagle Project.

HIGHBURY PROJECT

The Highbury Project consists of nine past-producing uranium/vanadium properties in Colorado, collectively known as the West Slope Project.

In addition to the nine Department of Energy (DOE) leases originally included in the West Slope Project, the Company acquired twelve DOE leases in January 2024 which are associated with adjacent lode mining claims and leases in Montrose and San Miguel Counties in southwestern Colorado.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (Continued)

SLICK ROCK PROJECT

During the year ended December 31, 2024, the Company paid US$25,406 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $34,840 (US$25,406) as at December 31, 2025 (2024 - $36,588 (US$25,406)).

GOLDEN EAGLE PROJECT

On January 2, 2024, HRI entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. The transaction closed on July 3, 2024. Pursuant to the last amendment on February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases on the associated dates:

● At closing, US$500,000 in cash with US$100,000 to be paid on or before October 16, 2024 (paid) and US$400,000 to be paid on or before February 21, 2025 (paid);

● Issuance of 169,726 common shares representing a value of US$1,250,000 on or before February 21, 2025 (issued on May 6, 2025);

● US$750,000 in cash (paid on March 3, 2026 (Note 19)) at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend the payment date for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)	The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

● US$1,000,000 in cash at the two-year anniversary of closing;

● US$1,000,000 in cash at the three-year anniversary of closing; and

● US$1,500,000 in cash at the four-year anniversary of closing.

Arizona Properties

The Arizona Properties consist of the Newsboy Gold Project and Artillery Peak Project.

NEWSBOY GOLD PROJECT

The Company has a US$12,000 reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $16,456 as at December 31, 2025 (2024 - $17,282).

ARTILLERY PEAK PROJECT

The Artillery Peak consists of 250 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA, consisting of the LiVada Claims and Dripping Springs Quartzite Project. During the year ended December 31, 2024, the Company recognized an impairment on the Dripping Springs Quartzite of $378,605 (US$276,256) as 34 of the 115 mining claims were forfeited during the year.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (Continued)

Other Properties

CLAY BORROW PROJECT, UTAH

On March 1, 2023, the Company entered into a clay mineral lease agreement with the School and Institutional Trust Lands Administration to lease 620.88 acres of land located in Garfield County, Utah, for a term of 10 years. Pursuant to the agreement, the Company agreed to pay an annual rent of a minimum US$500 or at the rate of US$2 for each acre and fractional acre situated within the boundaries of the property.

Commencing on the 10th anniversary of the agreement and until the lease terminates, the Company agreed to pay in advance an annual minimum royalty equal to three times the annual rent. In addition, the Company agreed to pay a production royalty equal to the greater of: (i) 10% of the gross value of the clay minerals sold under an arm’s length transaction, or (ii) US$1 per short ton of the clay minerals.

During the year ended December 31, 2023, the Company paid US$18,600 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. During the year ended December 31, 2024, the Company received a refund of US$14,600. The reclamation bond balance was $5,485 (US$4,000) as at December 31, 2025 (2024 - $5,761 (US$4,000)).

8.	Accounts Payable and Accrued Liabilities

	December 31, 2025	December 31, 2024
Trade payables	$738,444	$760,631
Accrued liabilities	504,232	890,780
	$1,242,676	$1,651,411

9.	Related Party Transactions and Balances

a)	Related Party Balances

As at December 31, 2025, an amount of $278,502 (2024 - $223,489) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2025, an amount of $nil (2024 - $4,515) was recorded in prepaid expenses for advances to a company controlled by the former Chief Financial Officer of the Company for future consulting fees.

As at December 31, 2025, an amount of $956 (2024 - $14) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees.

As at December 31, 2025, an amount of $10,144 (2024 - $nil) was recorded in prepaid expenses for advances to a director of the Company for property expenditures.

As at December 31, 2025, an amount of $7,152 (2024 - $nil) was recorded in prepaid expenses for advances to the Chief Operations Officer of the Company for future consulting fees.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

9.	Related Party Transactions and Balances (Continued)

a)	Related Party Balances (continued)

On August 2, 2024, the Company entered into a loan agreement with a director of the Company for $1,650,000. The Company received proceeds of $1,485,000, net of original issue discount of $165,000. The loan is unsecured, non-interest bearing and due on August 2, 2025. The carrying value of the loan was accreted using the effective interest rate method over the term of the loan. The effective interest rate was estimated at 10.66%. On October 1, 2024, the loan was repaid through proceeds from the IsoEnergy Ltd. loan (Note 11).

Loan Payable
Balance, December 31, 2023	$—
Addition	1,650,000
Original issue discount	(165,000)
Accretion of discount on loan payable	165,000
Repayment	(1,650,000)
Balance, December 31, 2024 and 2025	$—

b)	Related Party Transactions

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the years ended December 31,
	2025	2024
Consulting fees and management bonus	$51,600	$51,600
Consulting and professional fees (i)	1,598,733	1,156,303
Legal fees	125,798	—
Rent expense	18,000	—
Share-based compensation	1,254	—
	$1,795,385	$1,207,903

The Company has identified its directors and certain senior officers as its key management. Key management and director compensation during the years ended December 31, 2025 and 2024, are as follows:

	For the years ended December 31,
	2025	2024
Consulting fees and management bonus	$2,057,121	$1,259,615
Director’s fees and audit committee fees	230,000	—
Legal fees	125,798	246,688
Auto and rent expense (i)	133,115	57,561
Share-based compensation	2,057,119	—
	$4,603,153	$1,563,864

(i)	These expenses are included in exploration and evaluation expenditures in the consolidated statements of comprehensive loss.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

10.	Asset Retirement Obligations

Laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements.

A continuity of the Company’s provision for site reclamation and closure is as follows:

	Shootaring Mill	West Slope	Papoose	Totals
Balance December 31, 2023	$17,678,299	$4,338,813	$298,671	$22,315,783
Accretion	728,372	180,204	12,007	920,583
Change in interest rate and estimates	(1,453,888)	248,553	(16,224)	(1,221,559)
Foreign exchange	1,553,534	381,359	26,231	1,961,124
Balance December 31, 2024	$18,506,317	$5,148,929	$320,685	$23,975,931
Accretion	832,747	219,305	14,048	1,066,100
Change in interest rate and estimates	(134,751)	(131,481)	8,979	(257,253)
Foreign exchange	(899,718)	(250,091)	(15,583)	(1,165,392)
Balance December 31, 2025	$18,304,595	$4,986,662	$328,129	$23,619,386

a)	Shootaring Mill

During the year ended December 31, 2025, the Company reassessed the asset retirement costs for the Shootaring Mill and recorded a change in estimate for $134,751 (US$98,262) (2024 - $1,453,888 (US$1,009,553)). The change in estimate for the years ended December 31, 2025 and 2024, was recorded as a decrease to property and equipment and as a decrease to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the Shootaring Mill (Note 6) at December 31, 2025, was $18,304,595 (US$13,347,965) (2024 - $18,506,317 (US$12,850,451)). This estimate was based upon an undiscounted risk-adjusted future cost of $22,761,238 (US$16,597,808) (2024 - $23,991,550 (US$16,659,642)), an annual inflation rate of 2.20% (2024 - 2.40%) and discount rate of 4.24% (2024 - 4.64%). The closure and reclamation expenditure is expected to be incurred in 2036.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

10.	Asset Retirement Obligations (continued)

b)	West Slope Project

During the year ended December 31, 2025, the Company reassessed the asset retirement obligation costs for the West Slope Project and recorded a change in estimate for $131,481 (US$95,878) (2024 - $248,553 (US$172,591)). The change in estimate for the year ended December 31, 2025 was recorded as a decrease (2024 - an increase) to exploration and evaluation assets and decrease (2024 - increase) to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the West Slope Project (Note 7) at December 31, 2025, was $4,986,662 (US$3,636,343) (2024 - $5,148,929 (US$3,575,323)). This estimate was based upon an undiscounted risk-adjusted future cost of $5,289,304 (US$3,857,033) (2024 - $5,686,932 (US$3,948,902)), an annual inflation rate of 2.20% (2024 - 2.40%) and a discount rate of 3.66% (2024 - 4.39%). The closure and reclamation expenditure is expected to be incurred in 2030.

c)	Papoose Property

During the year ended December 31, 2025, the Company reassessed the asset retirement obligation costs for the Papoose Property and recorded a change in estimate for $8,979 (US$6,548) (2024 - $16,224 (US$11,266)). The change in estimate was recorded as an increase (2024 - a decrease) to exploration and evaluation assets and increase (2024 - decrease) to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the Papoose property (Note 7) at December 31, 2025, was $328,129 (US$239,277) (2024 - $320,685 (US$222,679)). This estimate was based upon an undiscounted risk-adjusted future cost of $369,380 (US$269,357) (2024 - $377,716 (US$262,279)), an annual inflation rate of 2.20% (2024 - 2.40%) and risk adjusted discount rate of 3.94% (2024 - 4.51%). The closure and reclamation expenditure is expected to be incurred in 2032.

11.	Loan Payable

a)	Credit Facility

On September 26, 2023, the Company entered into a loan agreement (the “Loan Agreement”) for a non-revolving term credit facility (the “Credit Facility”) with Extract Advisors LLC as agent (the “Agent”) for Extract Capital Master Fund Ltd. (the “Lender”). The Credit Facility of $4,300,000 (“2023 tranche”) matures on September 26, 2028, bears a coupon of the Secured Overnight Financing Rate (“SOFR”) plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. On October 6, 2023, the terms of the Loan Agreement were amended to add the fixed repayment amount of US$3,203,961. Interest shall be calculated based on the repayment amount of US$3,203,961 and on the basis of a year of 360 days. The Credit Facility has an original issue discount of $300,000.

In connection with the Loan Agreement, the Company issued 561,404 warrants to the Lender, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $7.125 per warrant for a period ending on the maturity date. For so long as the Credit Facility remains outstanding, all proceeds from the exercise of the warrants by the Lender shall be used to repay the principal amount of the Credit Facility.

The Credit Facility contains a mandatory prepayment clause where the Company must pay certain amount of proceeds from sale of secured assets, debt financings, or royalty sale transactions, to the Agent.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.	Loan Payable (continued)

a)	Credit Facility (continued)

The Credit Facility is secured by a corporate guarantee and share pledge from each of the subsidiaries of the Company and contains certain other customary provisions, including certain covenants and default conditions in favour of the Lender.

On March 27, 2024, the Company elected to capitalize the first interest payment of $292,809 (US$203,321) on the Credit Facility, effective April 5, 2024. On October 4, 2024, the Company elected to capitalize the second interest payment of $313,727 (US$217,846) on the Credit Facility. On April 4, 2025, the Company elected to capitalize the third interest payment of $316,038 (US$222,327) on the Credit Facility. On October 4, 2025, the Company elected to capitalize the fourth interest payment of $317,616 (US$227,429) on the Credit Facility.

On April 15, 2024, the Company entered into a waiver and second amending agreement to the Loan Agreement with Extract Advisors LLC and Extract Capital Master Fund Ltd., whereby: (a) the lender agreed to waive application of a covenant in order to permit the acquisition of the DOE Leases by the Company on January 2, 2024; (b) the Credit Facility was amended by reducing the minimum working capital requirement to $250,000; and (c) the Credit Facility was amended by requiring written consent of the agent prior to taking any corporate action to effect a share consolidation or stock split, unless the market price exceeds $9.00 per share for 20 consecutive trading days. In consideration for entering into the waiver and second amending agreement, on June 26, 2024, the Company issued the lender 53,333 share purchase warrants with a fair value of $250,109. The share purchase warrants are exercisable at a price of $7.125 per warrant until September 26, 2028. The fair value of $250,109 which was incurred as part of the modification was added to the liability and will be amortized over the term of the modified liability.

On March 17, 2025, the Company entered into an amending agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) for an additional tranche of US$6,000,000 to the existing Credit Facility. In connection with the Amending Agreement, the Company issued 799,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $11.25 per share for a period ending on September 26, 2028. In addition, the Company paid an arrangement fee of $200,000 (US$141,137 deducted from the proceeds) in consideration for the amendment and incurred legal fees of $96,247 (US$67,920) of which $62,997 (US$44,456) was deducted from the proceeds.

The Credit Facility is a compound financial instrument which consists of two components: the loan (a financial liability) and the warrants (an equity instrument). The Company assessed each of the components separately and allocated the net proceeds from the additional US$6,000,000 loan (“2025 tranche”) and financing costs as follows:

	Credit Facility (USD)	Financing costs (USD)	Credit Facility (net of financing costs) (USD)
Financial liability	$5,433,854	$63,475	$5,370,379
Warrants	380,553	4,445	376,108
Total	$5,814,407	$67,920	$5,746,487

The initial carrying amount of the financial liability was determined by discounting the estimated future interest and principal payments at a discount rate of 15%.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.	Loan Payable (continued)

a)	Credit Facility (continued)

The carrying amounts of the equity component (the warrants) was established using the residual fair value approach, which takes the difference between the principal amount received from the Credit Facility (US$5,814,407) less the fair value of the loan. The value of the warrants of $539,266 (US$380,553), net of financing cost of $6,299 (US$4,445) is recorded within warrant reserves on the statement of financial position.

The carrying value of the loans will be accreted using the effective interest rate method over the term of the Credit Facility. The effective interest rate for the 2023 tranche and 2025 tranche is estimated at 23.01% and 14.43%, respectively.

Loan Payable
Balance, December 31, 2023	$2,703,154
Accretion of discount on loan payable	109,080
Interest expense	587,043
Debt modification cost	(250,109)
Foreign exchange impact	234,761
Balance, December 31, 2024	$3,383,929
Proceeds, net of arrangement fee	8,302,355
Debt issuance costs allocated to liability component	(89,947)
Residual value allocated to equity component	(532,967)
Interest expense	1,777,174
Foreign exchange impact	(689,155)
Balance, December 31, 2025	$12,151,389

During the year ended December 31, 2025, the Company recognized interest expense of $1,777,174 (2024 - accretion expense of $696,123 which includes interest expense of $587,043). As at December 31, 2025, a total of $12,151,389 (US$8,860,960) (2024 - $3,383,929 (US$2,351,747)) of principal is outstanding, net of an unamortized discount of $2,205,685 (US$1,608,416) (2024 - $1,836,728 (US$1,273,382)). As at December 31, 2025, $394,870 (US$287,945) (2024 - $152,427 (US$105,843)) is outstanding for interest which is included in accounts payable and accrued liabilities.

b)	Promissory Note

On October 1, 2024, the Company entered into a promissory note with IsoEnergy Ltd. for $6,020,000, which was secured by a general security agreement, bore interest at 15% per annum and was set to mature on April 1, 2025. On October 1, 2024, IsoEnergy Ltd. advanced $4,249,864 to the Company and repaid a related party loan in the amount of $1,650,000 on behalf of the Company. On January 20, 2025, the Company repaid the outstanding principal of $5,899,864 and accrued interest of $261,857.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Share Capital

Authorized share capital

Unlimited number of common shares without par value.

Issued Share Capital

As at December 31, 2025, the Company had 15,942,823 (2024 - 13,789,728) issued and fully paid common shares.

Private Placements

During the year ended December 31, 2025

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share for gross proceeds of $15,000,000.

During the year ended December 31, 2024

The Company did not complete any private placements during the year ended December 31, 2024.

Shares for Exploration and Evaluation Assets

During the year ended December 31, 2025

On May 6, 2025, the Company issued 169,726 common shares with a fair value of $763,768 pursuant to the agreement the Company entered into with Gold Eagle Mining Inc. (Note 7).

During the year ended December 31, 2024

On January 5, 2024, the Company issued 200,000 common shares with a fair value of $1,050,000 pursuant to the acquisition of 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah (Note 7).

Shares issued for the Exercise of Warrants

During the year ended December 31, 2025

During the year ended December 31, 2025, the Company issued a total of 554,798 common shares upon the exercise of 554,798 warrants with exercise prices ranging between $4.125 per share and $7.50 per share for gross proceeds of $3,809,385. Upon exercise, the original fair value of the warrants totaling $338,854 was transferred from warrant reserve to share capital.

During the year ended December 31, 2024

During the year ended December 31, 2024, the Company issued a total of 328,412 common shares upon the exercise of 328,412 warrants with exercise prices ranging between $4.125 per share and $7.50 per share for gross proceeds of $2,026,937. Upon exercise, the original fair value of the warrants totaling $234,961 was transferred from warrant reserve to share capital.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Share Capital (continued)

Warrants

Warrant activity is summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2023	6,140,321	$10.70
Warrants granted	53,333	7.125
Warrants exercised	(328,413)	6.17
Warrants expired	(1,358,278)	9.69
Balance at December 31, 2024	4,506,963	$11.29
Warrants granted	799,000	11.25
Warrants exercised	(554,798)	6.87
Warrants expired	(540,456)	7.33
Balance at December 31, 2025	4,210,709	$12.37

During the year ended December 31, 2025, the weighted average share price on the date of warrants exercised was $9.67 (2024 - $8.25).

Outstanding warrants are summarized as follows:

Number of warrants outstanding	Exercise price	Expiry
2,950,305	$13.50	May 12, 2027
799,000	$11.25	September 26, 2028
461,404	$7.125	October 6, 2028
4,210,709

At December 31, 2025, the weighted average life of warrants was 1.77 (2024 - 2.16) years.

Omnibus Incentive Plan

On June 13, 2025, the Company approved an omnibus incentive plan which allows the Board of Directors of the Company from time to time, in its discretion, and in accordance with the TSX.V requirements, to grant non-transferable stock options, restricted share units and deferred share units (“Awards”) to directors, officers, employees and consultants of the Company (“Participants”). The number of common shares reserved for issuance for stock options and restricted share units will not exceed 10% and 5% of the Company’s issued and outstanding common shares, respectively. Stock options will be exercisable for a period of up to a maximum of ten years from the date of grant.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Share Capital (continued)

Omnibus Incentive Plan (continued)

In connection with the foregoing, the number of common shares reserved for issuance to any one Participant in a 12-month period will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relation activities and consultants will not exceed two percent (2%) of the issued and outstanding common shares.

Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company. Unvested RSUs shall be forfeited and cancelled following cessation of the optionee’s position with the Company. Each award other than stock options may not be vested before the date that is one year following the grant date of the award. Any stock options granted for investor relations services must vest in stages over a period of not less than 12 months.

Options

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price
Balance at December 31, 2023	1,260,904	$7.98
Options expired	(41,333)	15.00
Balance at December 31, 2024	1,219,571	$7.74
Options expired	(70,000)	7.50
Options cancelled	(118,000)	7.54
Options granted	560,572	6.90
Balance at December 31, 2025	1,592,143	$7.47

The weighted average remaining life of the outstanding options at December 31, 2025 was 3.03 (2024 - 2.85) years.

Details of options outstanding, issued and exercisable, as at December 31, 2025 are as follows:

Number of options outstanding and exercisable	Exercise price	Expiry
190,000	$9.00	August 27, 2026
416,667	$7.50	September 20, 2027
424,904	$7.50	October 6, 2028
560,572	$6.90	December 31, 2030
1,592,143

During the year ended December 31, 2025

On December 31, 2025, the Company granted 560,572 incentive stock options to certain directors, officers, and consultants of the Company exercisable at $6.90 per share until December 31, 2030. The options vested immediately. The fair value ascribed to the options was determined to be $3,282,245 using the Black-Scholes Option Pricing Model and was included in the statement of comprehensive loss during the year ended December 31, 2025. The following assumptions were used: Risk free rate of 2.96%; Expected life of 5 years; Expected volatility of 119.02% and Dividend yield of $nil.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Share Capital (continued)

Options (continued)

During the year ended December 31, 2024

None granted during the year ended December 31, 2024.

Restricted Share Units

On December 31, 2025, the Company entered into Restricted Share Unit Agreements with directors, officers, employees and consultants of the Company to issue a total of 769,401 restricted share units (“RSUs”) which will vest after 12 months on December 31, 2026.

The fair value of the RSUs is measured based on the closing price of the Company’s common shares on the grant date and is recognized as share-based compensation over the vesting period.

Number of RSU’s
Balance at December 31, 2023 and 2024	—
RSUs granted	769,401
Balance at December 31, 2025	769,401

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $14,840 (2024 - $nil) related to the RSU’s, of which $10,128 (2024 - $nil) pertained to directors and officers of the Company.

Reserves

Equity reserve

The equity reserve includes fair value of RSUs issued until such time that the restricted share units vest, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited unvested RSUs are reversed in the period the forfeiture occurs.

Stock option reserve

The stock option reserve includes items recognized as share-based payments expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, forfeited or are cancelled, the amount recorded is transferred to deficit. During the year ended December 31, 2025, $912,566 (2024 - $452,384) was transferred to deficit for options expired unexercised or forfeited.

Warrant reserve

The warrants reserve includes the fair value of the warrants issued for services or issued as part of private placement units until such time that the warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised or are cancelled, the amount recorded remains in the warrants reserve.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Share Capital (continued)

Reserves (continued)

Foreign exchange reserve

The foreign exchange reserve recognizes the foreign exchange differences resulting from translation of group entities to the presentation currency that have a different functional currency than the presentation currency.

13.	Income Tax

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2025	December 31, 2024
Income (Loss) before income taxes	$(19,722,261)	$(11,445,652)
Statutory tax rate	27%	27%
Expected tax expense (recovery)	(5,325,010)	(3,090,326)
Non-deductible expenses and other	1,875,335	2,392,797
Impact of foreign exchange	40,701	(317,069)
Impact of foreign tax rate	517,427	361,612
Loss carryforwards removed on dissolution of subsidiary	1,114,893	-
Change in valuation allowance	1,776,654	652,986
	$—	$—

Significant components of the Company’s deferred tax assets as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets:
Loss carryforwards removed on dissolution of subsidiary	(1,114,893)	-
Non-capital losses	$14,466,345	$12,393,800
Exploration and evaluation assets	5,820,101	5,068,587
Property and equipment	(4,366,698)	(4,603,539)
Share issuance costs	197,463	366,816
	$15,002,318	$13,225,664

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

13.	Income Tax (continued)

The tax pools relating to these deductible temporary difference expire as follows:

	Canadian non-capital losses	Canadian resource pools	United States tax losses	United States resource pools	Property and equipment	Share issue costs
2032	$583,364	$-	$-	$-	$-	$-
2033	717,523	-	-	-	-	-
2034	1,566,222	-	-	-	-	-
2035	1,049,578	-	-	-	-	-
2036	1,121,278	-	271,584	-	-	-
2037	2,591,686	-	-	-	-	-
2038	3,814,238	-	-	-	-	-
2039	1,495,165	-	-	-	-	-
2040	2,179,304	-	-	-	-	-
2041	2,525,063	-	-	-	-	-
2042	5,429,508	-	-	-	-	-
2043	3,582,932	-	-	-	-	-
2044	5,726,345	-	-	-	-	-
2025	6,637,294	-	-	-	-	-
No expiry	-	2,271,762	$13,138,828	57,732,041	540,479	731,344
	$39,019,500	$2,271,762	$13,410,412	$57,732,041	$540,479	$731,344

14.	Segmented Information

The Company’s property and equipment, exploration and evaluation assets and its related reclamation bonds and insurance, by geographical areas as at December 31, 2025 and 2024, were all located in USA. The Company operates in one operating segment being the exploration and evaluation of mineral properties.

15.	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to pursue the evaluation and exploration of its mineral exploration properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of share capital as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash and cash equivalents and short-term investments. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed capital requirements. There were no changes during the year to management’s approach to capital management. The Company’s investment policy is to invest its excess cash in highly liquid investments that are readily convertible into cash with maturities of nine months or less from the original date of acquisition or when it is needed, selected with regards to the expected timing of expenditures from continuing operations.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.	Financial Instruments

a)	Fair value

The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs that are not based on observable market data.

As at December 31, 2025, the financial instruments recorded at fair value on the statement of financial position are cash and marketable securities which are measured using Level 1, and the financial instruments recorded at amortized cost are reclamation bonds, accounts payable, due to related parties and loans payable.

The following are the contractual maturities of financial liabilities as at December 31, 2025:

	< 1 Year	1-2 Years	3-5 Years
Accounts payable	1,242,676	—	—
Due to related parties	278,502	—	—
Loan payable	—	—	12,151,389

b)	Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2025	December 31, 2024
Fair value through profit and loss:
Cash	$3,349,977	$1,350,411
Marketable securities	19,884	34,563

Amortized cost:
Reclamation bonds	16,725,199	16,087,691

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2025	December 31, 2024
Non-derivative financial liabilities:
Accounts payable	$1,242,676	$760,631
Due to related parties	278,502	223,489
Loan payable	12,151,389	9,283,793

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

17.	Financial Risk Management

Financial Risk Management

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As the majority of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is high credit quality financial institutions as determined by rating agencies. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable goods and services tax from the government. Credit risk is assessed as low.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. Liquidity risk is assessed as low.

The Company’s current liabilities are due on demand or have a term of less than a year. The Company’s long-term liabilities consist of a credit facility which is due on September 26, 2028.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2025, the Company loan payable of US$8,860,960 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $121,514 (2024 - $52,207).

Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities.

Anfield Energy Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

17.	Financial Risk Management (continued)

Financial Risk Management (continued)

Foreign Currency Risk (continued)

The following tables detail the Company’s exposure to foreign currency risk as at December 31, 2025 and 2024, including a sensitivity analysis to changes in foreign exchange rates:

	December 31, 2025			December 31, 2024
	USD	Change in currency	Effect on income (loss)	USD	Change in currency	Effect on income (loss)
Net monetary assets	$2,905,905	10%	$398,498	$1,033,259	10%	$148,803
Net monetary liabilities	($9,806,493)	10%	($1,344,804)	($2,819,665)	10%	($406,068)

Commodity Risk

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

As at December 31, 2025, the Company has no contracts or agreements in place to mitigate these price risks.

18.	Contingent Liability

On November 13, 2025, the Company, its subsidiary Highbury Resources Inc. and a co-defendant were served with a Demand for Arbitration through the American Arbitration Association by a plaintiff alleging breach of contract relating to an asset purchase agreement dated December 28, 2018 and mineral supply agreement dated February 28, 2019. One of the underlying assets acquired under these agreements was subsequently assigned to the co-defendant as part of a property swap agreement which closed June 6, 2022. The plaintiff is seeking 125,000 pounds of yellowcake uranium or an equivalent dollar amount of approximately US$10,000,000. The Company intends to vigorously defend the claim, should the Arbitration advance beyond this initial stage, as it considers the obligation for remittance of the 125,000 of yellowcake uranium to be the responsibility of the co-defendant under the terms of the property swap agreement. No amount has been provided for in the Company’s December 31, 2025 consolidated financial statements in relation to the Demand for Arbitration as the Company is not able to evaluate the likelihood of an unfavourable outcome or the range of potential loss.

19.	Subsequent Events

a)	On December 12, 2025, the Company entered into a stock purchase agreement with the COO of the Company to acquire BRS. In consideration of the acquisition of BRS, the Company is required to complete a series of cash payments to the COO totaling US$5,000,000. On closing, the Company will pay the COO US$1,500,000, with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of the closing. The acquisition will be completed upon the approval of the TSX.V. The Company paid US$1,500,000 on January 14, 2026.

b)	On January 12, 2026, the Company closed a non-brokered private placement of 1,345,292 common shares in the capital of the Company at a price of US$4.46 per share for gross proceeds of US$6,000,000. The Company also closed a concurrent non-brokered private placement of 896,861 subscription receipts of the Company, issued to UEC Energy Corp., a subsidiary of Uranium Energy Corp., which is a controlling shareholder of the Company, for gross proceeds to the Company of US$4,000,000.

c)	On January 29, 2026, the loan agreement as described in Note 11(a) was amended to provide consent for the acquisition of BRS. In consideration of the consent, the Company will issue 50,000 common shares of the Company and 500,000 non-transferable common share purchase warrants with each warrant entitling the holder to acquire one additional common share in the capital of the Company at a price of $12.50 per warrant until September 26, 2028.

d)	On March 3, 2026, the Company paid US$750,000 to GEM and GEU for the One-Year Anniversary Payment for the Golden Eagle Project as described in Note 7.

Page 31